12010119

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section

FEB 28 2012

Washington, DC
123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8-22741

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edwin C. Blitz Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

191 Waukegan Road
(No. and Street)

Northfield	IL	60093
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edwin Blitz (847)446-7890
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner and Benton, LLP
(Name – *if individual, state last, first, middle name*)

1233 N. Mayfair Road, Suite 302	Milwaukee	WI	53226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/14

OATH OR AFFIRMATION

I, Edwin C. Blitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edwin C. Blitz Investments, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

OFFICIAL SEAL
WILLIAM T BRINGHAM JR
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:12/01/14

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EDWIN C. BLITZ INVESTMENTS, INC.
Northfield, Illinois

AUDITED FINANCIAL STATEMENTS

Years Ended December 31, 2011 and 2010

Reilly, Penner & Benton LLP

EDWIN C. BLITZ INVESTMENTS, INC.
Northfield, Illinois

AUDITED FINANCIAL STATEMENTS

Years Ended December 31, 2011 and 2010

TABLE OF CONTENTS

191 Waukegan Rd., Suite 101
Northfield, IL 60093
Ph: (847) 446-7890
Fax: (847) 446-7893

Blitz Investments

Edwin C. Blitz Investments, Inc./Members: NASD, SIPC, MSRB

February 27, 2012

Securities & Exchange Commission
Registrations Branch
Mail Stop 8031
100 F. Street, NE
Washington, DC 20549

SEC
Mail Processing
Section
FEB 28 2012
Washington, DC
123

Dear Sir/Madam:

Enclosed are two copies of our Audited Statement for the year ended ended December 31, 2011.

If there are any additional requirements, please advise.

Sincerely,

Edwin C. Blitz Investments, Inc.

Edwin C. Blitz
Executive Principal

ECB:afk
Enclosures

Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen

RPB CPAs
A century of new ideas

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

INDEPENDENT AUDITORS' REPORT

Board of Directors
Edwin C. Blitz Investments, Inc.
Northfield, Illinois

We have audited the accompanying balance sheets of Edwin C. Blitz Investments, Inc. (the Company) as of December 31, 2011 and 2010 and the related statements of income, comprehensive income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Reilly, Penner & Benton LLP

February 24, 2012
Milwaukee, Wisconsin

An Independent Member of BDO Seidman Alliance

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

EDWIN C. BLITZ INVESTMENTS, INC.
Northfield, Illinois

Balance Sheets
December 31, 2011 and 2010

ASSETS		2011		(As restated) 2010
Current Assets:				
Cash	$	107,094	$	64,695
Commissions receivable		30,283		21,598
Investments		19,171		18,799
Total Assets	$	156,548	$	105,092
LIABILITIES AND STOCKHOLDER'S EQUITY				
Current Liabilities:				
Commissions payable	$	15,282	$	15,080
Accounts payable		290		---
		15,572		15,080
Stockholder's Equity:				
Common stock, $1 par value, 50,000 shares issued and outstanding		50,000		50,000
Retained earnings		90,855		38,942
Accumulated other comprehensive income		121		1,070
Total Equity		140,976		90,012
Total Liabilities and Stockholder's Equity	$	156,548	$	105,092

The accompanying notes are an integral part of these financial statements.

EDWIN C. BLITZ INVESTMENTS, INC.
Northfield, Illinois

Statements of Income and Comprehensive Income
Years ended December 31, 2011 and 2010

	2011	(As restated) 2010
Revenues:		
Commission income	$ 905,271	$ 397,305
Gain (loss) on sale of investments	(92)	---
Total revenue	905,179	397,305
Expenses:		
Commissions	695,625	269,462
Gross wages	107,449	68,000
Professional fees	10,596	20,261
Insurance	10,017	11,951
Publications	1,501	3,774
Payroll taxes	8,220	5,202
Registration fees	4,684	1,296
Miscellaneous expense	1,522	137
Office expense	8,678	8,741
Travel and entertainment	4,974	5,565
Total expenses	853,266	394,389
Net Income	51,913	2,916
Change in unrealized gain (loss) on available for sale securities	(949)	3,128
Comprehensive income	$ 50,964	$ 6,044

The accompanying notes are an integral part of these financial statements.

EDWIN C. BLITZ INVESTMENTS, INC.
Northfield, Illinois

Statements of Changes in Stockholder's Equity
Years ended December 31, 2011 and 2010

	Common Stock	Comprehensive Income	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2009	$ 50,000	$ (2,058)	$ 36,026	$ 83,968
Change in unrealized gain (loss)	-	3,128	-	3,128
Net income	-	-	2,916	2,916
Balance, December 31, 2010 (as restated)	50,000	1,070	38,942	90,012
Change in unrealized gain (loss)	-	(949)	-	(949)
Net income	-	-	51,913	51,913
Balance, December 31, 2011	$ 50,000	$ 121	$ 90,855	$ 140,976

The accompanying notes are an integral part of these financial statements.

EDWIN C. BLITZ INVESTMENTS, INC.
Northfield, Illinois

Statements of Cash Flows
Years ended December 31, 2011 and 2010

		2011		(As restated) 2010
Cash Flows From Operating Activities				
Net income	$	51,913	$	2,916
Realized loss on sale of investments		92		---
Effects of changes in operating assets and liabilities:				
Accounts receivable		(8,685)		114,388
Accounts payable		290		---
Commissions payable		202		(105,545)
Net cash provided by operating activities		43,812		11,759
Cash Flows From Investing Activities				
Purchases of investment securities		(1,433)		(1,767)
Proceeds from sales of investment securities		20		---
Net cash used by investing activities		(1,413)		(1,767)
Net increase in cash and cash equivalents		42,399		9,992
Cash and cash equivalents, beginning of year		64,695		54,703
Cash and cash equivalents, end of year	$	107,094	$	64,695

The accompanying notes are an integral part of these financial statements.

EDWIN C. BLITZ INVESTMENTS, INC.
Northfield, Illinois

Notes to Financial Statements
December 31, 2011 and 2010

1. Summary of Significant Accounting Policies

Business Activity

Edwin C. Blitz Investments, Inc. (the Company) was incorporated in the state of Illinois on January 1, 2001. The Company is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. Transactions involving registered, traded equity securities are processed through a correspondent securities broker and dealer on a fully-disclosed basis. The Company's fiscal year ends December 31. Significant accounting policies followed by the Company are presented below.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Equivalents

Cash and equivalents consist of the Company's checking account.

Investments

Investments in equity securities that have readily determinable fair values and for all investments in debt securities are classified in three categories and accounted for as follows:

- Debt securities that the Company has the possible intent and ability to hold to maturity are classified as investment securities and reported at amortized cost.
- Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.
- Debt and equity securities not classified as either investment securities or trading securities are classified as available-for-sale securities and are reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity.

The Company has adopted and implemented issued Statement of Financial Accounting Standards on, Fair Value Measurements. This standard defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. The statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The statement emphasizes that fair value is a market-based measurement and not an entity-specific measurement. Adoption of this standard has not had a material impact on the Company's financial statements. This standard establishes a fair value hierarchy that prioritizes the inputs, which are summarized as follows:

> **Level 1** – Quoted prices in active markets, e.g. NYSE, NASDAQ, etc... for assets identical to the securities to be valued. If a Level 1 input is available, it must be used.
>
> **Level 2** – Inputs other than quoted prices that are observable for securities, either directly or indirectly. Examples include matrix pricing utilizing yield curves, prepayment speeds, credit risks, etc...; quoted prices for similar assets in active markets; and inputs derived from observable market data by correlation or other means.
>
> **Level 3** – Unobservable inputs, which contain assumptions by the party valuing those assets. For level 3 inputs, there is no market data or correlations with market assumptions. Examples would include limited partnership interests, closely held stock, etc.

Revenue Recognition

Commission income is recorded as earned.

1. Summary of Significant Accounting Policies (Continued)

Commission Receivable

Commissions receivable are reported at contract value. An allowance for uncollectible receivables is not considered necessary.

Reserves and Custody of Securities

The Company did not hold trading securities, nor does it hold customer securities at December 31, 2011. Because the Company does not handle customers' securities, Rule 15(c)3-3, in regard to computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

Income Taxes

The Company has elected to have its earnings taxed directly to its stockholder for federal and state income tax purposes under subchapter S of the Internal Revenue Code. Accordingly, no provision for income taxes is made in the accompanying financial statements. The Company is no longer subject to U.S. federal income tax examinations for years ending before December 31, 2008 and Wisconsin income tax examinations for years ending before December 31, 2007.

Subsequent Events

Management has evaluated subsequent events for possible recognition or disclosure through the date the financial statements were available to be distributed (February 24, 2012). There were no subsequent events that required recognition or disclosure.

2. Investments

Investments are considered to be securities available for sale at December 31, 2011 and are summarized as follows:

	Cost	Net Unrealized Holding Gain	Fair Value
Equities	$ 19,031	$ 121	$ 19,171

Investments are considered to be securities available for sale at December 31, 2010 and are summarized as follows:

	Cost	Net Unrealized Holding Gain	Fair Value
Equities	$ 17,729	$ 1,070	$ 18,799

The above investments are considered Level 1 as discussed in Note #1.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2011 and 2010, respectively, the Company had net capital of $131,450 and $68,792, in excess of the requirement of $5,000 and $5,000, and a net capital ratio of .12 to 1 as of December 31, 2011.

4. Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2011. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

5. Concentrations

Cash and cash equivalents are maintained in financial institutions and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances. All of the Company's non-interest bearing cash balances held in financial institutions were fully insured at December 31, 2011 due to a temporary federal program in effect through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and the non-interest bearing cash balances may again exceed federally insured limits.

6. Commitments

The Company is periodically subject to examination of its operations by various regulatory agencies. It is management's opinion that none of these examinations will have a material effect on the Company's financial statements.

7. Restatement of 2010 Financial Statements

In 2011, the Company had an audit by FINRA in which it was determined that the Company was incorrectly recording commissions receivable and commissions payable in connection with a private placement offering. As a result, the Company restated their 2010 commissions receivable and commissions payable to reflect this adjustment for 2010. The result of these adjustments was a decrease in retained earnings of $12,200.

EDWIN C. BLITZ INVESTMENTS, INC.
Northfield, Illinois

Computation of Aggregated Indebtedness
and Net Capital Under Rule 15c3-1
December 31, 2011

Aggregated Indebtedness		
Commissions payable and accounts payable	$	15,572
Total aggregated indebtedness	$	15,572
Minimum required net capital (6 2/3% of aggregated indebtedness)	$	1,038
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Computation of Basic Net Capital Requirements		
Stockholder's equity	$	140,976
Deductions:		
Other deductions		(6,650)
Haircuts on securities		(2,876)
Net capital		131,450
Net capital requirement (minimum)		5,000
Capital in excess of minimum requirement	$	126,450
Ratio of aggregated indebtedness to net capital		0.12 to 1

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31, 2011):

Net capital as reported in Company's Part IIA (unaudited) FOCUS report	$	131,740
Adjustments to increase accounts payable		(290)
	$	131,450

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Edwin C. Blitz Investments, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3.

Edwin C. Blitz Investments, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen

RPB CPAs
A century of new ideas

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors,
Edwin C. Blitz Investments, Inc.
Northfield, Illinois

In planning and performing our audit of the financial statements and supplemental information of Edwin C. Blitz Investments, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

AN INDEPENDENT MEMBER OF BDO SEIDMAN ALLIANCE

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

Our consideration of the internal control was for the limited purpose described in the preceding paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, as discussed below, we identified certain deficiencies in internal control that we consider to be significant deficiencies.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. We consider the following deficiency in the Company's internal control to be a significant deficiency:

Separation of Duties

The Company operates its accounting and reporting function with principally one individual, which precludes a proper segregation of duties. This condition is not, however, unusual in entities the size of the Company. It is important for management to be aware of this condition, and to realize that the concentration of duties and responsibilities in one individual is not desirable from a control point of view. Under these conditions, the most effective controls rest in management's knowledge and monitoring of matters relating to the Company's financial affairs.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reilly, Penner & Benton LLP

February 24, 2012
Milwaukee, Wisconsin

Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen

RPB CPAs
A century of new ideas

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

Independent Auditors' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors of Blitz Investments, Inc.
191 Waukegan Road
Northfield, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Edwin C. Blitz Investments, Inc. (Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility for those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1 Procedure: Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements entries.
Conclusion: No findings.

2 Procedure: Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011.
Conclusion: No findings.

3 Procedure: Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.
Conclusion: No findings.

4 Procedure: Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.
Conclusion: No findings.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Reilly, Penner + Benton LLP

February 24, 2012

An Independent Member of BDO Seidman Alliance

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2012
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

022741 FINRA DEC
Edwin C Blitz Investments Inc 19*19
191 Waukegan Road, Suite 101
Northfield, IL 60093-2743

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Edwin Blitz (847) 446-7890 REVISED

2. A. General Assessment (item 2e from page 2) $1673

B. Less payment made with SIPC-6 filed (exclude interest) (1670)
08/15/11 & 01/31/2012 (SIPC-7)
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $3

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $3

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Edwin C. Blitz Investments, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 24th day of February, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01, 20 201
and ending 12/31, 20 11
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$905,271
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	905,271
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	235,734
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	235,734
2d. SIPC Net Operating Revenues	$669,537
2e. General Assessment @ .0025	$1673
	(to page 1, line 2.A.)